UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101. Information to be Included in Statements Filed

Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Great Lakes Aviation, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39054K 10 8

(CUSIP Number)

Dennis L. Knoer, Esq.

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39054K 10 8	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Douglas G. Voss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,581,000
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 3,666,000
10 SHARED DISPOSITIVE POWER 1,915,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,581,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Douglas G. Voss (“Doug Voss”) hereby amends his statement on Schedule 13D (the “Schedule 13D”) originally filed on October 28, 1996, and amended on April 28, 1997, August 31, 1998, February 22, 2002, September 12, 2003, April 12, 2008 and April 29, 2008 with respect to his beneficial ownership of shares of common stock par value $.01 per share (“Common Stock”), of Great Lakes Aviation, Ltd. (“Great Lakes”), an Iowa corporation. This Schedule 13D amends Items 5, 6 and 7 of the previously filed Schedule 13D’s.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Douglas G. Voss beneficially owned 5,581,000 shares of Common Stock constituting approximately 39.0% of outstanding Common Stock of the Issuer. Such number consists of (1) 2,450,000 shares, (2) 1,216,000 shares owned by Iowa Great Lakes Flyers, Inc. (“Flyers”), an entity 100% owned by Mr. Voss, and (3) 1,915,000 shares owned by Mr. Voss’s ex-spouse, Gayle R. Brandt, who has granted him an irrevocable proxy to vote such shares.

(b) Mr. Voss has sole power to vote 5,581,000 shares (including 1,216,000 shares through his interest in Flyers and 1,915,000 shares through the irrevocable proxy); sole dispositive power over 3,666,000 shares (2,450,000 directly and 1,216,000 shares owned by Flyers); and shared dispositive power over 1,915,000 shares through the irrevocable proxy.

(c) On December 30, 2008, Mr. Voss and Flyers, of which Mr. Voss is the sole shareholder, acquired an aggregate of 41,000 shares of Common Stock in a private placement transaction with Ms. Brandt at a price of $1.70 per share pursuant to the terms of the Buy-Sell Agreement entered into with her and a Stock Purchase Agreement dated December 30, 2008.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Douglas G. Voss and Gayle R. Brandt have entered into a Shareholder Buy-Sell Agreement (the “Buy-Sell Agreement”) with respect to 1,979,342 shares (the “Shares”). The term of the Buy-Sell Agreement is until June 28, 2010 or until such time as Ms. Brandt does not own any Shares or Great Lakes is dissolved or liquidated (the “Term”). Pursuant to the Buy-Sell Agreement, Ms. Brandt could not sell any Shares until June 28, 1999 at which time she became able to sell 470,000 Shares and an additional 235,000 Shares in each year thereafter. Mr. Voss, however, has been granted a right of first refusal to purchase for the market price any Shares which Ms. Brandt desires to so sell. The Buy-Sell Agreement also provides Mr. Voss the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Buy-Sell Agreement provides that in any transaction in which Mr. Voss sells greater than 5% of his Common Stock, Mr. Voss has the right to compel Ms. Brandt to include the Shares held by her in such transaction on the same terms as the Shares of Common Stock held by Mr. Voss. In turn, Ms. Brandt has the right to have her Shares included by Mr. Voss in any such transaction on a pro rata basis.

The Buy-Sell Agreement provides Mr. Voss with the right to purchase the Shares of Ms. Brandt for the market price upon the death of Ms. Brandt and an involuntary disposition of the Shares held by Ms. Brandt.

The Buy-Sell Agreement also gives Ms. Brandt the right each year during the Term of the Buy-Sell Agreement, by giving 180 days advance written notice, to require Mr. Voss to purchase the Shares owned by Ms. Brandt for a share price to be negotiated or at market price up to a total purchase amount not to exceed $50,000 per year. This right may not be exercised more than 2 times per year. On February 20, 2002, Ms. Brandt exercised this right and Mr. Voss (through Flyers) purchased from her 198,245 Shares of Common Stock at a price of $0.504 per share. On September 12, 2003, Ms. Brandt exercised this right and Mr. Voss (through Flyers) purchased from her 172,413 Shares of Common Stock at $0.29 per share pursuant to a Stock Purchase Agreement. On April 18, 2008, Ms. Brandt exercised this right and Mr. Voss (through Flyers) purchased from her 23,342 Shares of Common Stock at $2.04 per share pursuant to a Stock Purchase Agreement, which was previously filed as Exhibit 99.5. On December 30, 2008, Ms. Brandt exercised this right and Mr. Voss (through Flyers and individually) purchased an aggregate of 41,000 Shares of Common Stock at $1.70 per share pursuant to a Stock Purchase Agreement which is filed as Exhibit 99.6 herewith.

Mr. Voss, as the sole shareholder of Flyers, and Tennenbaum & Co., LLC have entered into a Co-Sale Agreement with respect to the shares of Great Lakes Common Stock held by Mr. Voss and Flyers. Pursuant to the Co-Sale Agreement, neither Mr. Voss nor Flyers may, either singly or jointly, in any one transaction or any series of related transactions, directly or indirectly, sell or otherwise dispose of a number of shares of Common Stock of Great Lakes which would constitute fifteen percent (15%) or more of the total number of shares of Common Stock of Great Lakes then issued and outstanding to any third party or group of third parties (the “Third Party Offer”) unless the terms and conditions of such Third Party Offer shall include an offer to include in the sale or other disposition to the third party the 500,000 shares of Common Stock of Great Lakes which were acquired by Tennenbaum & Co., LLC on August 31, 1998 on the same terms as the sale by Mr. Voss and/or Flyers. The right of co-sale provided by such Co-Sale Agreement does not apply to any sale of Common Stock of Great Lakes by Mr. Voss pursuant to the exercise of the option granted by Mr. Voss to Ms. Brandt to acquire his shares of Common Stock of Great Lakes upon the death of Mr. Voss as set forth in the Buy-Sell Agreement as described above.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Irrevocable Proxy, dated June 28, 1996 from Gayle R. Brandt to the Reporting Person.*

Exhibit 99.2	Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Brandt.*

Exhibit 99.3	Stock Purchase Agreement, dated August 31, 1998, by and between Great Lakes Aviation, Ltd., Iowa Great Lakes Flyers, Inc. and Tennenbaum & Co., LLC**

Exhibit 99.4	Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.***

Exhibit 99.5	Stock Purchase Agreement, dated April 18, 2008, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.****

Exhibit 99.6	Stock Purchase Agreement, dated December 30, 2008, between the Reporting Person, Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.

*	Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.

**	Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1998.
***	Previously filed by Reporting Person as an exhibit to Amendment No. 4 to Schedule 13D, filed with the Securities and Exchange Commission on September 12, 2003.
****	Previously filed by Reporting Person as an exhibit to Amendment No. 6 to Schedule 13D, filed with the Securities and Exchange Commission on April 29, 2008.

Exhibit Index

Exhibit	Document
Exhibit 99.1	Stock Purchase Agreement, dated August 31, 1998, by and between GreatLakes Aviation, Ltd., Iowa Great Lakes Flyers, Inc. and Tennenbaum & Co., LLC*

Exhibit 99.2	Irrevocable Proxy, dated June 28, 1996 from Gayle R. Brandt to the Reporting Person.**

Exhibit 99.3	Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Brandt.**

Exhibit 99.4	Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.***

Exhibit 99.5	Stock Purchase Agreement, dated April 18, 2008, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.****

Exhibit 99.6	Stock Purchase Agreement, dated December 30, 2008, between the Reporting Person, Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.

*	Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1998.
**	Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.
***	Previously filed by Reporting Person as an exhibit to Amendment No. 4 to Schedule 13D, filed with the Securities and Exchange Commission on September 12, 2003.
****	Previously filed by Reporting Person as an exhibit to Amendment No. 6 to Schedule 13D, filed with the Securities and Exchange Commission on April 29, 2008.

Signature

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

/s/ Douglas G. Voss
Douglas G. Voss

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